EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Forms S-3 of our reports dated March 17, 2006, relating to the consolidated financial statements and financial statement schedule of Cache, Inc. and subsidiaries (the “Company”) and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of Cache, Inc. and subsidiaries for the fiscal year ended December 31, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE AND TOUCHE LLP

New York, New York
May 24, 2006